Filed by BlackRock New York Municipal Bond Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Multi-State Municipal Series Trust

File No. 333-238485

Date: October 2, 2020

Contact:

1-800-882-0052

BlackRock New York Municipal Bond Trust Declares Special Distribution Before Merger and Announces Trading Halt in Advance of Merger

New York, October 1, 2020 – BlackRock Advisors, LLC today announced the declaration of a special distribution for BlackRock New York Municipal Bond Trust (NYSE:BQH, CUSIP: 09249P106) in relation to the previously announced merger with BlackRock New York Municipal Opportunities Fund (“MENKX” and together with BQH, the “Funds”) an open-end mutual fund and a series of BlackRock Multi-State Municipal Series Trust, with MENKX being the surviving Fund (the “Merger”).

The special distribution declared today represents BQH’s regular monthly distribution plus any undistributed net investment income earned through the effective date of the Merger. In order to maintain status as a regulated investment company and to avoid the imposition of a corporate level income tax, BQH is required to declare a distribution of all net investment income prior to the consummation of the Merger as described below. Other than the special distribution announced today, BQH will declare no further distributions prior to or following the Merger. As this special distribution includes all net investment income earned by BQH in earlier periods and not previously distributed, it is not indicative of the amount of MENKX’s future monthly distributions.

BQH is declaring a special distribution that will be payable on October 19, 2020. The ex-dividend date for the distribution is October 9, 2020, and the record date is October 13, 2020. Accordingly, persons who are holders of record of BQH common shares on October 13, 2020 should expect to receive the distribution. The distribution payable to shareholders of BQH will be paid in cash and will not be eligible for dividend reinvestment. Common shares of BQH acquired after October 8, 2020 will not be entitled to the distribution.

It is currently expected that the Merger will be effective with the open for business of the New York Stock Exchange (“NYSE”) on October 26, 2020, subject to the satisfaction of customary closing conditions and the prior redemption of all of BQH’s outstanding variable rate demand preferred shares. To facilitate the Merger, all shares of BQH will cease trading on the NYSE as of market close on Monday, October 19, 2020. On Monday, October 26, 2020, common shareholders of BQH who become shareholders of MENKX in the Merger will hold MENKX. Common shareholders of

BQH who become shareholders of MENKX will receive newly issued Investor A Shares of MENKX in the Merger.

The aggregate net asset value of MENKX Shares received by BQH common shareholders will be equal to the aggregate net asset value of the common shares of BQH held by its common shareholders, in each case as of the close of business on the business day immediately prior to the closing date of the Merger. Shares of MENKX may be purchased or redeemed on any business day.

Distribution details are as follows:

Declaration- 10/1/2020                Ex-Date- 10/9/2020    Record- 10/13/2020    Payable- 10/19/2020

Fund	Ticker	Distribution

BlackRock New York Municipal Bond Trust	BQH	$0.122000

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, our clients turn to us for the solutions they need when planning for their most important goals. As of June 30, 2020, the firm managed approximately $7.32 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com/corporate | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,”

“sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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